UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 333-256665

MOXIAN (BVI) INC

Room 2102, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street

Chaoyang District

Beijing 100020, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On July 18, 2023, Moxian (BVI) Inc (the “Company”) issued a press release announcing that its 2023 annual meeting of shareholders will be held on August 25, 2023, at 10:00 A.M., local time (10:00 P.M. ET on August 24, 2023), at Unit 911, Tower 2, Silvercord, 30 Canton Road, Tsimshatsui, Hong Kong SAR, China. Shareholders as of the record date, close of business on July 21, 2023, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before its annual meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that July 24, 2023 should be the deadline for receipt of proposals. Such proposals by mail should be delivered to: Moxian (BVI) Inc, Room 1202, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street, Chaoyang District, Beijing, China 100020, Attention: Corporate Secretary. Proposals by email should be sent to: yf@abitgrp.com.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit	Description

99.1	Press release dated July 18, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: July 18, 2023	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer